April 18, 2025

Caroline Armour
President
Verizon ABS II LLC
One Verizon Way
Basking Ridge, New Jersey 07920

       Re: Verizon ABS II LLC
           Verizon Master Trust
           Post-Effective Amendment No. 1 to Registration Statement on Form
SF-3
           Filed April 4, 2025
           File Nos. 333-278415 and 333-278415-01
Dear Caroline Armour:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
2. We note your disclosure in the Explanatory Note that you are filing this post-effective amendment to "permit Verizon ABS II LLC and Verizon Master Trust to offer certain previously issued but retained asset-backed notes under this Registration Statement."
       We also note the disclosure on the cover page of the form of prospectus that "The
       Class [_] notes were initially offered but retained." It is not clear to us that the terms
       "issued" and "offered" have the same meaning. Please advise or, alternatively, revise
 April 18, 2025
Page 2

       here and throughout your form of prospectus as necessary for consistency.
3. With respect to the previously offered and/or issued but retained asset-backed notes, please tell us the following:
           The circumstances under which a class of asset-backed notes may be offered but ultimately retained;
           Whether the retained asset-backed notes that the registrants intend to offer were previously publicly registered and the associated filing fee was paid;
           Whether the registrants contemplate that the retained asset-backed notes would be offered and sold subject to the same prospectus as classes of newly-registered asset-backed notes or, alternatively, would be offered and sold separately; and
           Whether and, if so, how the offer and sale of the retained asset-backed notes to unaffiliated purchasers would impact noteholders in the earlier deals.
Forward-Looking Statements, page 6

4. We note your statement that you undertake no obligation to update any forward-
       looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donial Dastgir at 202-551-3039 or Kayla Roberts at 202-551-3490
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance